Exhibit 99.4

CONSENT OF BEAR, STEARNS & CO. INC.

We hereby consent to (i) the inclusion of our opinion letter, dated June 25, 2006, to the Board of Directors of Fidelity National Financial, Inc. (the “Company”) as Annex E to the proxy statement/prospectus included in the initially filed Registration Statement on Form S-4 of the Company filed on July 18, 2006 (the “Registration Statement”) relating to the Agreement and Plan of Merger, dated as of June 25, 2006, whereby the Company would merge into Fidelity National Information Services, Inc. and (ii) all references to Bear, Stearns & Co. Inc. in the sections captioned “Summary — Opinions of Financial Advisors”, “The Merger — Background of the Merger”, “The Merger — Opinions of Financial Advisors”, “The Merger — Opinion of FNF’s Financial Advisor”, of the proxy statement/prospectus which forms a part of the Registration Statement.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), proxy statement/prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

BEAR, STEARNS & CO. INC.

By:	/s/ Neil B. Morganbesser Neil B. Morganbesser Senior Managing Director

Los Angeles, California
July 18, 2006